EXHIBIT 99.1

Block listing Interim Review

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To:        Listing Applications
           UK Listing Authority
           Financial Services Authority
           25, The North Colonnade
           Canary Wharf
           London, E14 5HS

+---------+
| AVS No: |
+---------+

         Please ensure the entries on this return are typed

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| 1. | Name of company: Xenova Group plc                            |
|----+--------------------------------------------------------------|
| 2. | Name of scheme: Xenova Savings Related Share Option Plan     |
|----+--------------------------------------------------------------|
| 3. | Period of return:   From 26 January 2004 to 25 June 2004     |
|----+--------------------------------------------------------------|
| 4. | Number and class of share(s) (amount of | 400,000 Ordinary   |
|    | stock/debt security) not issued under   | 1p Shares          |
|    | scheme                                  |                    |
|----+-----------------------------------------+--------------------|
| 5. | Number of shares issued/allotted under  | NIL                |
|    | scheme during period:                   |                    |
|----+-----------------------------------------+--------------------|
| 6. | Balance under scheme not yet            | 400,000 Ordinary   |
|    | issued/allotted at end of period        | 1p Shares          |
|----+-----------------------------------------+--------------------|
| 7. | Number and class of share(s) (amount of | 400,000 Ordinary   |
|    | stock/debt securities) originally       | 1p Shares          |
|    | listed and the date of admission;       | on 26 January 2004 |
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| Please confirm total number of shares in issue at the end of the  |
| period in order for us to update our records                      |
| 431,526,743 Ordinary Shares of 1p                                 |
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| Contact for queries:    | Address:                                |
|-------------------------+-----------------------------------------|
| Name: Veronica Cefis    | Xenova Group plc, 957 Buckingham        |
| Sellar                  | Avenue, Slough, Berkshire, SL1 4NL      |
|-------------------------+-----------------------------------------|
| Telephone: 01753 706600 |                                         |
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